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Exhibit 99.1

Declaration of Compliance with
the German Corporate Governance Code

        Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the "German Corporate Governance Code Government Commission" published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met or, if not, which recommendations have not been or are not being applied. Shareholders must be given permanent access to such declaration.

        The German Corporate Governance Code ("Code") contains rules with varying binding effects. Apart from outlining aspects of the current German Stock Corporation Act, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this each year. The Code also contains suggestions which can be ignored without giving rise to any disclosure requirement.

        The Board of Management and the Supervisory Board of DaimlerChrysler AG have decided to disclose not only deviations from the Code's recommendations (see I.) but also — without being legally obliged to do so — deviations from its suggestions (see II.).

        The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that both the recommendations and the suggestions of the "German Corporate Governance Code Government Commission", in effect as of May 21, 2003, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, have been and are being met. The Board of Management and the Supervisory Board also intend to follow the recommendations and suggestions of the German Corporate Governance Code in the future. The following recommendations and suggestions are the only ones not been or being applied:

I.      Deviations from the Recommendations of the German Corporate Governance Code

        Deductible with the D&O insurance (Code Clause 3.8, Paragraph 2) The Directors' and Officers' Liability (D&O) insurance obtained by DaimlerChrysler AG for the Board of Management and the Supervisory Board does not provide any insurance cover for intentional acts and omissions or for breaches of duty knowingly committed.

        Insurance cover is limited to negligent breaches of duty by members of the Board of Management and Supervisory Board, so that this is the only context in which the question of the agreement of a deductible arises.

        It is not advisable to agree on a deductible for negligence on the part of the members of the Supervisory Board, as DaimlerChrysler AG endeavors to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience, and the company may be impeded in this aim if members of its Supervisory Board have to accept far-reaching liability risks for potential negligence. The fact that a deductible is fairly unusual in other countries makes this even more of a problem.

        On the part of members of the Board of Management, the D&O insurance of DaimlerChrysler AG envisages a deductible for cases of ordinary or gross negligence. Moreover, in cases of a grossly negligent breach of duty by a member of the Board of Management, the Presidential Committee of the Supervisory Board which is responsible for the Board of Management's service contracts may agree to make a percentage deduction from the variable portion of the compensation of the member of the Board of Management concerned. In terms of its overall financial result, this would be the same as an additional deductible. In the view of DaimlerChrysler AG this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code.

        Individualized reporting of Board of Management compensation (Code Clause 4.2.4) As in the past, the compensation for the Board of Management is not reported individually. The compensation of the Board of Management has been and will be reported, broken down into fixed and variable elements and into components with a long-term incentive effect. This information is crucial for assessing whether the division of such compensation between fixed and performance-related components is appropriate and whether the structure of such compensation provides adequate incentives for the Board of Management. As the Board of Management operates according to the principle of collective responsibility, the incentives provided for the Board of

Management as a whole are the decisive factor, not those for each individual member. Another factor is that listing these details individually could lead to a leveling of performance-related and task-related differences in compensation.

        Approval of sideline activities (Code Clause 4.3.5) For reasons of practicality, approval of sideline activities by members of the Board of Management, has been and will be granted not by the whole Supervisory Board, but by its Chairman. The Presidential Committee of the Supervisory Board will be informed of the decisions of the Chairman of the Supervisory Board in this matter.

        Compensation of the Supervisory Board (Code Clause 5.4.5, Paragraphs 2 and 3) The decision on the introduction of a performance-related compensation for the members of the Supervisory Board will be taken at a later date. This is particularly due to the fact that the ways by which criteria for the assessment of success can adequately be structured are subject to substantial legal uncertainties.

        An individualized listing of the Supervisory Board's compensation subdivided according to components and other advantages granted for services provided individually will be reported starting with the financial year 2004.

II.    Deviations from the Suggestions of the German Corporate Governance Code

        Proxy voting at the Annual Meeting (Code Clause 2.3.3) As of the Annual Meeting to be convened in 2005 it shall be possible to contact the representative appointed by the company to vote on behalf of the shareholders until shortly before the voting procedure is started.

        Broadcast of the Annual Meeting (Code Clause 2.3.4) The Annual Meeting of DaimlerChrysler AG will be broadcast on the internet until the end of the Board of Management's report. Continuing the broadcast after this point, particularly the broadcast of individual shareholders' spoken contributions, could be construed as interference in those shareholders' privacy rights. For this reason the company has decided not to broadcast this part of the Annual Meeting.

        Chairman of the Audit Committee (Code Clause 5.2) Until the Annual Meeting in 2004, the Chairman of the Supervisory Board chaired the Audit Committee. With the election of the new shareholders' representatives to the Supervisory Board, Bernhard Walter — he is determined as Financial Expert — was elected as Chairman of the Audit Committee.

        Differing terms of office of the members of the Supervisory Board (Code Clause 5.4.4) Differing terms of office were introduced with the 2004 election of the shareholders' representatives on the Supervisory Board.

        Variable compensation of the Supervisory Board relating to the company's long-term success (Code Clause 5.4.5) The decision on a performance-related compensation will be taken at a later date, see also the comments on I. clause 5.4.5

Stuttgart, in December 2004

The Board of Management	The Supervisory Board

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  Exhibit 99.1